Exhibit d.5

AMENDMENT TO MANAGEMENT AGREEMENT

THIS AMENDMENT, dated as of May 21, 2013, amends the Management Agreement dated November 13, 2007, as amended (the “Agreement”), by and between Nuveen Fund Advisors, LLC (the “Adviser”) and Nuveen Investment Trust II (the “Trust”).

WHEREAS, the parties desire to amend the Fund-Level Fee for the Nuveen Equity Long/Short Fund, formerly the Nuveen Santa Barbara Long/Short Equity Fund (the “Fund”), set forth in Schedule B, paragraph (b) to the Agreement.

FURTHER, the parties desire to eliminate the Fund’s permanent expense cap set forth in Schedule B, paragraph (c).

NOW THEREFORE, the parties agree, and the Agreement is hereby modified, as follows:

1. The Fund-Level Fee for the Fund shall be computed by applying the following annual rate to the average total daily net assets of the Fund:

Average Total Daily Net Assets

For the first $125 million	1.1000%
For the next $125 million	1.0875%
For the next $250 million	1.0750%
For the next $500 million	1.0625%
For the next $1 billion	1.0500%
Over $2 billion	1.0250%

2. Schedule B, paragraph (c) of the Agreement shall be amended to remove the permanent expense cap that applies to the Fund.

3. Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS HEREOF, the undersigned have executed this Amendment as of the date and year first above written.

NUVEEN INVESTMENT TRUST

By:	/s/ Kathleen L. Prudhomme

Name:	Kathleen L. Prudhomme
Title:	Vice President

NUVEEN FUND ADVISORS, LLC

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Managing Director